Exhibit 99.1

Alcon Files Patent Infringement Suit Against Teva Pharmaceuticals

FORT WORTH, Texas – April 5, 2006 – Alcon, Inc. (NYSE: ACL) today announced it has filed a U.S. patent infringement complaint in the U.S. District Court for the District of Delaware against Teva Pharmaceuticals USA, Inc. The lawsuit is in response to Teva's submission of an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration (FDA) requesting approval to manufacture and sell a generic version of Alcon’s VIGAMOX® (moxifloxacin HCI ophthalmic solution) prior to the expiration of the three existing U.S. patents covering this product.

Alcon licenses moxifloxacin from Bayer HealthCare AG for use in topical solutions to treat eye infections. The lawsuit, filed jointly with Bayer, claims that Teva's action constitutes infringement of two Bayer patents, numbers 4,990,517 and 5,607,942, as well as one Alcon patent, number 6,716,830. Alcon and Bayer will cooperate in the prosecution of their claims.

VIGAMOX® solution, an ophthalmic formulation of Bayer's moxifloxacin compound, is indicated for the treatment of bacterial conjunctivitis caused by susceptible strains of microorganisms. VIGAMOX® solution is a fourth-generation fluoroquinolone antibacterial agent active against a broad spectrum of gram-positive and gram-negative ocular pathogens.

"We believe the patent estate supporting VIGAMOX® solution, which includes three U.S. patents, is strong and we will staunchly defend these patents and our product against Teva's challenge." said Cary Rayment, Alcon’s chairman, president and CEO.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the likelihood of succeeding in our legal action against Teva. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton, 817-551-8974

doug.machatton@alconlabs.com

www.alconinc.com